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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     KHAN                          ASHRAF
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     1420 PEERLESS PLACE, SUITE 302
--------------------------------------------------------------------------------
                                    (Street)

     LOS ANGELES                      CA                 90035
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     CHANCELLOR GROUP, INC./CHAG
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

 ______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

  MAY, 2001

================================================================================

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
     CHAIRMAN/CEO
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          1/8/01         J(1)           500,000      A      $0.30                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          1/23/01        J(2)           150,000      A      $0.30                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          2/26/01        J(3)            15,000      D      $0.33                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          2/26/01        J(3)             5,000      A      $0.33                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          2/26/01        J(3)             5,000      A      $0.33                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/2/01         P(4)             8,300      A      $0.20                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/2/01         J(5)            70,000      A      $0.30                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/29/01        J(6)            45,000      A      $0.50                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/23/01        P(7)            10,000      A      $0.305                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/18/01        P(8)           200,000      A      $0.2394                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/21/01        J(9)           200,000      D      $0.287   663,700 (10)    D

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options to purchase
Common Stock                                                                                              250,000   D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation  of  Responses:

(1) 500,000 restricted shares of common stock at $0.30 per share were awarded to reimburse for unpaid compensation commencing with Mr. Khan's appointment to the Board. This is equivalent to 15 months of compensation.

(2) 150,000 shares of common stock received as compensation, registered in an S-8 registration statement filed 3/28/01, having a value of $0.30 per share., the total value of which was $45,000.

(3) Mr. Khan sold 15,000 shares of common stock at $0.33 per share for the purpose of paying Chancellor's expenses for consulting fees to unrelated third parties pursuant to the financing of a Chancellor transaction with West Park Financial. Mr. Khan subsequently was reimbursed 5,000 shares of common stock from Shane Rodgers and 5,000 shares of common stock from William Stinson.

(4) Restricted common stock. Total price paid for 8,300 shares at $0.20 was $1,666.66.

(5) 70,000 shares received as compensation, registered in an S-8 registration statement filed 3/28/01, having a value of $21,000.

(6) 45,000 shares received as compensation, registered in an S-8 registration statement filed 3/28/01, having a value of $22,500.

(7) Restricted common stock. Total price paid for 10,000 shares at $0.305 was $3,050.

(8) 200,000 shares of restricted common stock purchased from Chancellor for $47,880.

(9) 200,000 shares received as compensation, registered in an S-8 registration statement filed 3/28/01, sold in a private transaction at $0.287 for a total price of $47,745.33 with $134.66 in bank charges.

(10) Common Stock owned prior to this report was 330,400 shares. Net stock acquired as reported in this Form 4 was 333,300 shares, totaling 663,700 shares of common stock owned as of May 31, 2001.




   /s/ Ashraf Khan                                         July 27, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).